UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

August 30, 2022

Date of Report: (Date of earliest event reported)

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	84-3294313

222 S Main St, Ste 500,

Salt Lake City, UT 84101

(Full mailing address of principal executive offices)

(424) 394-1090

(Issuer’s telephone number, including area code)

Class A Ordinary Shares

(Class of Securities issued pursuant to Regulation A)

Item 4.01	Changes in Issuer’s Certifying Accountant.

a)Dismissal of Independent Accounting Firm

Sky Quarry Inc. (the “Company”) recently conducted a competitive selection process to determine the Company’s independent PCAOB registered public accounting firm for the fiscal year ending December 31, 2022. The Company’s management considered several public accounting firms in connection with this process and, as a result of this process, recommended that the Company’s board of directors (the “Board”) approve the engagement of Tanner LLC (“Tanner”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. On August 30, 2022, the Board approved Tanner as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, replacing IndigoSpire CPA Group, LLC (“IndigoSpire”), the Company’s former independent public accounting firm.

The report of IndigoSpire regarding the Company’s financial statements for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and 2020, and during the interim period from January 1, 2022 through August 30, 2022, the date of IndigoSpire’s dismissal, there were no disagreements with IndigoSpire on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of IndigoSpire, would have caused it to make reference to such disagreement in its reports.

The Company provided IndigoSpire with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that IndigoSpire furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter, dated August 31, 2022, is filed as Exhibit 1.1 (which is incorporated by reference herein) to this Current Report on Form 1-U.

b)Appointment of Independent Accounting Firm

In deciding to engage Tanner, the Board reviewed auditor independence and existing commercial relationships with Tanner and concluded that Tanner has no commercial relationship with the Company that would impair its independence. During the fiscal years ended December 31, 2021 and 2020, and during the interim period from January 1, 2022 through August 30, 2022, neither the Company nor anyone acting on its behalf has consulted with Tanner regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Tanner that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

1.1	Letter from IndigoSpire CPA Group, LLC to the Securities and Exchange Commission dated August 31, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY QUARRY INC.

By:	/s/ Travis Schneider
Name:	Travis Schneider
Title:	Director

Date:	September 9, 2022